

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Alexander Edgarov
Chief Executive Officer
InFinT Acquisition Corp
32 Broadway, Suite 401
New York, NY 10004

> **Re: InFinT Acquisition Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 3, 2021**
> **File No. 333-256310**

Dear Mr. Edgarov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed November 3, 2021

Exhibits

1. As previously requested, please have counsel revise the legal opinion at Exhibit 5.2 to remove the language at Section 7.1 suggesting that reliance on the opinion is limited except as permitted by Section 7.2. In this regard, we note that Section 7.2 is narrowly focused, and does not appear to contemplate reliance by investors in this offering. Please remove the limitations on reliance or advise. Refer to Staff Legal Bulletin No. 19, Part II.B.3.d for guidance.

Alexander Edgarov
InFinT Acquisition Corp
November 9, 2021
Page 2

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew Ogurick